Exhibit 99.1

Vermilion Energy Inc. Advances Strategic Portfolio Repositioning with Agreement to Sell its Saskatchewan Assets and Accelerate Debt Repayment

CALGARY, AB, May 23, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce that it has entered into a definitive agreement for the sale of its Saskatchewan and Manitoba assets (the "Assets") for cash proceeds of $415 million (the "Transaction").

Net proceeds from the Transaction will be directed towards debt repayment to accelerate deleveraging efforts and strengthen Vermilion's balance sheet. Based on current strip commodity pricing(1) and operational plans, we would expect to exit 2025 with net debt(2) of $1.5 billion, with a trailing net debt to FFO ratio(3) of 1.4 times.

The Assets are currently producing approximately 10,500 boe/d (86% oil and liquids) and are forecast to generate approximately $110 million of annual net operating income at current strip commodity prices(1). The Assets had Proved Developed Producing reserves of 30 mmboe as evaluated by McDaniel & Associates Consultants Ltd. at December 31, 2024, and approximately $250 million of undiscounted future abandonment liabilities. The Transaction has an effective date of May 1, 2025 and is anticipated to close in Q3 2025, subject to receipt of regulatory approvals and the satisfaction of other customary closing conditions.

Assuming a mid-Q3 2025 close, Vermilion expects full year 2025 production to average between 120,000 to 125,000 boe/d with capital expenditures in the range of $680 to $710 million, reflecting an approximately $50 million reduction associated with the divested Assets post-closing. Vermilion will continue to evaluate capital investment levels during this period of increased volatility and will adjust capital if necessary to prioritize free cash flow over production growth during 2025 and 2026.

The Transaction marks another significant step in our strategic plan to high-grade the asset portfolio that began three years ago, shifting our focus toward long-duration, scalable assets with deep inventory of high return on capital opportunities. Our liquids-rich gas position in Western Canada, combined with strategic acquisitions in Europe and significant exploration success in Germany have reframed Vermilion's global gas franchise that will serve shareholders for years to come. Cash proceeds from the Transaction will strengthen Vermilion's balance sheet and provide further capital allocation flexibility for core Canadian and European assets. Vermilion would like to sincerely thank our talented and dedicated field teams in Saskatchewan for their commitment to safe and efficient operations over the past 11 years as well as the technical teams, which provided support from Calgary.

Advisors

National Bank Financial Inc. is acting as exclusive financial advisor and Scotiabank is acting as strategic advisor to Vermilion in connection with the Transaction. Torys LLP is acting as legal advisor on the Transaction.

(1)	2025 forward strip pricing as at May 20, 2025: Brent US$67.51/bbl; WTI US$63.69/bbl; LSB = WTI less US$4.85/bbl; TTF $18.01/mmbtu; NBP $17.81/mmbtu; AECO $2.23/mcf; CAD/USD 1.40; CAD/EUR 1.56 and CAD/AUD 0.89.
(2)	Net debt is a capital management measure most directly comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of Vermilion's Management's Discussion and Analysis for the three months ended March 31, 2025.
(3)	Net debt to four quarter trailing fund flows from operations ("FFO") is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company's ability to repay debt. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of Vermilion's Management's Discussion and Analysis for the three months ended March 31, 2025.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. The Company's business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

www.vermilionenergy.com

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: well production timing and expected production rates and financial returns, including half-cycle internal rate of return, therefrom; wells expected to be drilled in 2025, 2026 and beyond; exploration and development plans and the timing thereof; Vermilion's debt capacity, including the availability of funds under financing arrangements that Vermilion has negotiated and its ability to meet draw down conditions applicable to such financing, and Vermilion's ability to manage debt and leverage ratios and raise additional debt; future production levels and the timing thereof, including Vermilion's 2025 guidance, and rates of average annual production growth, including Vermilion's ability to maintain or grow production; future production weighting, including weighting for product type or geography; estimated volumes of reserves and resources; statements regarding the return of capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; significant declines in production or sales volumes due to unforeseen circumstances; statements regarding the growth and size of Vermilion's future project inventory, including the number of future drilling locations; operating and other expenses, including the payment and amount of future dividends; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management's expectations relating to the timing and results of exploration and development activities; the impact of Vermilion's dividend policy on its future cash flows; credit ratings; the ability of Vermilion to effectively maintain its hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; constraints at processing facilities and/or on transportation; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks and uncertainties related to environmental legislation, hydraulic fracturing regulations and climate change; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; weather conditions, political events and terrorist attacks; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

Reserves Data: There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves, and the future cash flows attributed to such reserves. The reserve and associated cash flow information incorporated in this release, including those relating to the reserves to be acquired pursuant to the Acquisition, are estimates only. Generally, estimates of economically recoverable crude oil, NGL and natural gas reserves (including the breakdown of reserves by product type) and the future net cash flows from such estimated reserves are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Vermilion's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates and such variations could be material.

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SOURCE Vermilion Energy Inc.

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For further information: For further information please contact: Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations; TEL (403) 269-4884; IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:30e 23-MAY-25